Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

NEE-HEI Updated Customer FAQs

1.	What did NextEra Energy and Hawaiian Electric file?

•
NextEra Energy and Hawaiian Electric Company, Hawai‘i Electric Light Company and Maui Electric Company (collectively referred to as Hawaiian Electric), subsidiaries of Hawaiian Electric Industries, filed an application with the Hawai‘i Public Utilities Commission (PUC) requesting approval of the proposed merger involving Hawaiian Electric and NextEra Energy.

•	In addition, HEI today filed for merger approval with the Federal Energy Regulatory Commission (FERC).

2.	Why did NextEra Energy and Hawaiian Electric make these filings?

•	Among other approvals, NextEra Energy and HEI need the approvals of the Hawai‘i PUC and FERC to complete the proposed merger.

•
The filing of these applications begins the important review process of the Hawai‘i PUC and FERC of the proposed merger that NextEra Energy and Hawaiian Electric believe will ultimately result in a more affordable clean energy future for Hawai‘i.

•	NextEra Energy and Hawaiian Electric welcome the opportunity to engage directly with the Hawai‘i PUC, FERC and the communities that Hawaiian Electric serves.

3.	Is there any new information in the Hawai‘i PUC application?

•	Yes, as the Hawai‘i PUC filing outlines, joining with NextEra Energy provides Hawaiian Electric with the unique opportunity to strengthen and accelerate its clean energy transformation.

•
Highlights of the application include a commitment by NextEra Energy and Hawaiian Electric to not file a request with the Hawai‘i PUC for a general base rate increase for at least four years post-transaction close and approximately $60 million in quantified customer savings, both subject to approval of certain conditions.

4.	What does this mean for Hawaiian Electric’s customers?

•
The filing of these applications begins the important review process of the Hawai‘i PUC and FERC of the proposed merger that NextEra Energy and Hawaiian Electric believe will ultimately result in a more affordable clean energy future for Hawai‘i.

•
The proposed combination is expected to provide Hawaiian Electric with the added capacity, resources and access to expertise to strengthen and accelerate Hawai‘i’s clean energy transformation, while delivering substantial customer benefits, including lower costs and improved reliability over time.

5.	What will happen to Hawaiian Electric’s brand/name?

•	Upon completion of the transaction, Hawaiian Electric, Maui Electric and Hawai‘i Electric Light will continue to operate under their current name and be headquartered in Hawai‘i.

•	The utilities will continue to be locally managed from their existing operating locations.

6.	Will there be any changes to how I interact with Hawaiian Electric/Maui Electric/Hawai‘i Electric Light? Is there anything I need to do?

•	No - normal business operations will continue at the utilities and there will be no changes in how you interact with us.

•	If there are any planned changes once the transaction is completed, you will be notified promptly.

7.	When will the transaction be completed?

•	The transaction is expected to be completed in the fourth quarter of 2015, subject to approval by HEI’s shareholders, regulatory approvals and customary closing conditions.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the “Risk Factors” section of HEI’s or NEE’s most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE’s and HEI’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. In connection with the proposed transaction between NEE and HEI, on January 8, 2015, NEE filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. These materials are not yet final and will be amended. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from NEE’s website (www.investor.nexteraenergy.com) under the heading “Investor Relations” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from HEI’s website (www.hei.com) under the tab “Investor Relations” and then under the heading “SEC Filings.” Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.

Participants In The Merger Solicitation

NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction is set forth in the preliminary proxy statement/prospectus that has been filed with the SEC. You can find information about NEE’s executive officers and directors in its definitive proxy statement filed with the SEC on April 4, 2014. You can find information about HEI’s executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 21, 2014. Additional information about NEE’s executive officers and directors and HEI’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from NEE and HEI as described above.